UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. _____)*

SES AI CORPORATION

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

78397Q109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78397Q109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Tianqi Lithium HK Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
30,522,386

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
30,522,386

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,522,386 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

9.98% (2)

12.	Type of Reporting Person (See Instructions)

CO

(1) Consists of (i) 27,740,256 shares of the Issuer’s Class A common stock issued at the closing of the business combination on February 3, 2022 (the “Business Combination”) and (ii) 2,782,130 shares of the Issuer’s Class A common stock issued for the benefit of the former holders of SES Holdings Pte. Ltd.’s common stock prior to the Business Combination.

(2) Calculated based on 305,943,955 shares of Class A common stock of the Issuer outstanding as of November 4, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 14, 2022.

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CUSIP No. 78397Q109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Tianqi Lithium Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
30,522,386

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
30,522,386

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,522,386 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

9.98% (2)

12.	Type of Reporting Person (See Instructions)

CO

(1) Consists of (i) 27,740,256 shares of the Issuer’s Class A common stock issued at the closing of the Business Combination and (ii) 2,782,130 shares of the Issuer’s Class A common stock issued for the benefit of the former holders of SES Holdings Pte. Ltd.’s common stock prior to the Business Combination. Tianqi Lithium HK Co., Ltd. (“Tianqi HK”) is wholly owned by Chengdu Tianqi Lithium Limited (“Tianqi Limited”), and Tianqi Limited is wholly owned by Tianqi Lithium. Therefore, Tianqi Limited and Tianqi Lithium may be deemed to be beneficial owners of the shares of Class A common stock held by Tianqi HK.

(2) Calculated based on 305,943,955 shares of Class A common stock of the Issuer outstanding as of November 4, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 14, 2022.

.

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Item1.

(a)	Name of Issuer:

SES AI Corporation

(b)	Address of Issuer’s Principal Executive Offices:

35 Cabot Road Woburn, MA 01801

Item 2.

(a)-(c):

This Statement is being filed on behalf of (i) Tianqi HK, and (ii) Tianqi Lithium. Tianqi HK and Tianqi Lithium are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1.

The address of the principal business office for each Reporting Person is No.10 East Gaopeng Road, Chengdu, Sichuan 610041, China.

The citizenship of Tianqi HK is Hong Kong. The citizenship of Tianqi Lithium is the People’s Republic of China.

(d)	Title of Class of Securities:

Class A common stock, par value of $0.0001 per share

(e)	CUSIP Number:

78397Q109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	Percent of class:

The information required by Items 4(a) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

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(c)	Number of shares as to which the person has:

The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below the reporting persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2023

Tianqi Lithium HK Co., Limited

By:	/s/ Jun Zou
Name: Jun Zou
Title: Director

Tianqi Lithium Corporation

By:	/s/ Frank Chun Shing Ha
Name: Frank Chun Shing Ha
Title: Chief Executive Officer

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Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement

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